Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date:  June 16, 2008

FRONTIER PACIFIC MINING CORPORATION

Suite 875, 555 Burrard St., Bentall Two Centre

Vancouver, British Columbia

Tel: 1 (604) 717-6488

Fax: 1 (604) 717-6427

Email: info@frontierpacific.com

Website: http://www.frontierpacific.com

National Zoning Plan for the Economic Development, including Mining is due for approval by Greek Parliament mid-June, 2008

Vancouver, British Columbia – June 13, 2008 - Frontier Pacific Mining Corporation (the “Company”) (TSX-V: FRP) is pleased to announce the status of the National Land Zoning Plan (“Zoning Plan”) Bill in the Parliament of Greece. This was announced and reported by all the major news agencies in Greece. The Zoning Plan, referred to in the Directors Circular as an important milestone in the final environmental approvals (ETR), of the company’s permitting schedule for its Perama Hill Gold Project, was submitted to Parliament on Thursday June 12th 2008 and is expected to receive legislative approval mid-June

Below is an announcement on the Zoning Plan published by the Greek national newspaper Kathimerini on Friday June 13th and can be viewed on their internet site at www.ekathimerini.com

“Environment and Public Works Minister Mr. Giorgos Souflias yesterday submitted to Parliament the final and revised version of the national land zoning plan, which purportedly contains more environmentally friendly provisions. The revised plan, enriched with the proposals of deputies from all parties, is due for parliamentary approval in mid-June”.

The Zoning Plan was originally submitted to Parliament on April 16, 2008 and, after debate in Parliament, was submitted for committee review. The version of the Zoning Plan submitted to Parliament on June 12, 2008 reflects the comments from all political parties and will now be submitted for a vote in Parliament. The majority party in Parliament, which has proposed the Zoning Plan, has sufficient votes to assure its passage

The National Land Zoning Plan will legislate the development and exploitation of natural resources, particularly mineral resources for the benefit of underdeveloped areas such as Northern Greece where the Perama Hill Gold Project is located. Below is a segment taken directly from the text of the National Land Zoning Plan:-

“The country is rich in minerals and ores. Related activities are met in almost all of the country’s districts, as well as on the islands, where various deposits of major productive importance are found. The territorial extent of mining and metallurgical activity is linked to the need in recognising the parity between mineral and natural resources as well as to ensure their exploitation will be compatible to the protection of the environment and with other activities such as tourism.

In the condition that all requested environmental terms and measures are maintained, mining activity is estimated to contribute to the development of economically disadvantaged local areas and to help keep population in the countryside.

Following directives are given in the Industrial Zone Planning:

maintenance of mining activities in subordinate areas of exploitation and safeguard of further exploitation potential where new deposits are detected with respect to environment’s protection clauses and neighbour activities’ conditions of operation”.

The company is extremely pleased that Government is proceeding expeditiously in completing their progressive reforms for the benefit of Greek people.

Frontier Pacific Mining, through its wholly owned Greek subsidiary, Thracean Gold Mines (TGM), is working closely with the Greek Government to obtain the Joint Ministerial Approval which will allow the construction of TGM’s Perama Hill Gold Mine in Northern Greece to commence.

The Bankable Feasibility Study by Aker Solutions that is expected to be completed in July 2008 will contemplate the development of Perama Hill open pit gold mine extracting the oxide resource during a 9 year mine life.

On Behalf of the Board of Directors,

FRONTIER PACIFIC MINING CORPORATION

“Peter F. Tegart”

Peter F. Tegart, P. Geo.,

President & CEO

The TSX Venture Exchange (the “Exchange”) has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release. The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

This news release may contain forward-looking statements that are based on Frontier Pacific expectations, estimates and projections regarding its business and the economic environment in which it operates. In particular, estimates of the sulphide resource potential are based on drill results compiled by parties other than the Company some years ago and not on systematic drilling or assay results undertaken by the Company. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.